2nd Floor, Wanyuan Business Center ◊ 10 N Hongda Road ◊ Daxing District ◊
Beijing 100176 ◊ People's Republic of China ◊ (+86) 108722-7366

August 18, 2016

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:         Shineco, Inc.

Comment Letter Dated July 27, 2016 regarding

Post-effective Amendment to Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated July 27, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Post-effective Amendment No. 2 to Form S-1 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Amendment compared against the initial captioned Registration Statement for your review.

General

1.	You indicate on the cover page of the registration statement that the approximate date of commencement of proposed sale to the public is “from time to time after the effective date of this Registration Statement.” Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise accordingly.

We have revised to remove the referenced checkmark and to revise the approximate date of sale. The new disclosure may be found on prospectus outside front cover page and reads as follows:

As soon as practicable after this Registration Statement becomes effective.

Susan Block, Attorney Advisor
August 18, 2016

2.	The Amendment to Escrow Deposit Agreement states that “the Company and Placement Agent will provide all Subscribers to the Offering with the Supplement along with the PPM and require those Subscribers who have invested in the Offering without first receiving the Supplement to reconfirm his, her or its participation in the Offering or withdraw from the Offering.” As this language implies subscribers may have already invested in the offering, please tell us the amount of any funds you have received from investors in this offering to date.

We have revised the escrow deposit agreement and have refiled it as Exhibit 10.69. Further, in answer to this question, we advise that no funds are in escrow and all previously received funds have been refunded to investors.

3.	The language referenced in the immediately preceding comment also indicates that you are asking for reconfirmations from any investors who have previously invested in your offering based on the prior offering documents. Please explain how a reconfirmation procedure is appropriate in light of the material changes in this offering, including the reduced price, reduced minimum and maximum, the extended termination date as well as the presence of previous and written notice thereof, and the changes to the use of proceeds. In addition, if any funds have been received based on the prior offering documents, please tell us whether any such funds have been promptly returned to investors after July 1, 2016, and how your reconfirmation procedure conforms with requirements of Rules 10b-9 and 15c2-4.

As noted above, all funds have been returned to investors, and no funds are currently in escrow.

4.	We note from the cover page and page 7 that the NASDAQ Capital Market approved the application to list your common stock on April 28, 2016. Please tell us if there is a time limit with respect to this approval, and whether it will remain in force until you issue shares of common stock and listing begins.

We have not been advised of any time limit with respect to NASDAQ’s approval or whether such approval will remain in force until the issuance of shares and commencement of listing.

5.	Please tell us when you plan to price the offering and when you intend to disclose the offering price. The Amendment to Escrow Deposit Agreement suggests that you have already set the offering price at $4.50 per share, stating that “Each Share is being sold at a price of $4.50 per Share.” In addition, please tell us how you have complied with or intend to comply with Rule 430A with respect to filing the information omitted pursuant to that rule.

We have revised to reflect that the offering price is $4.50 per share. The amendment reflects this pricing and includes all information needed to comply with Rule 430A.

Susan Block, Attorney Advisor
August 18, 2016

6.	Please revise to disclose the status of the offering including the amount of funds you have received to date.

As noted above, all funds received to date have been refunded to investors. Our intention is to cooperate with the SEC, as quickly as possible, to complete the review of the Amendment so that we may proceed to solicit investor funds and close the offering. As this is a best efforts offering, such closing will depend upon the time required to have investors make a determination to invest and wire funds to escrow for such purpose.

7.	We note your statement on page 6 regarding the “assumed initial public offering price of $4.50 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus.” However, $4.50 is not the midpoint of the range of $4.00 and $6.00 stated on the cover page. Please revise accordingly.

As noted above, we have revised to reflect that the offering price will be $4.50 per share.

Executive Compensation, page 83

8.	Please revise to include Executive Compensation disclosure for the year ended June 30, 2016. Please tell us whether you are required to disclose the compensation of your CFO Mr. Wang, or any other executive officers.

We have revised to include executive compensation disclosure for the year ended June 30, 2016. Because the compensation for the company's CFO and the other two most highly compensated individuals besides the principal executive officer are each less than $100,000, we are not required to disclose this information.

Where You Can Find More Information, page 104

9.	Please revise the statement that you “hereby incorporate by reference in this prospectus all documents [you] file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before termination of this offering” as it appears you are not eligible to incorporate by reference. In order to be eligible to incorporate by reference, General Instruction VII.C to Form S-1 requires that the registrant “has filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year,” and you have not yet filed an annual report.

We have revised to delete this statement.

Susan Block, Attorney Advisor
August 18, 2016

Undertakings, page II-7

10.	Please revise to provide the undertakings required by Item 512(a) of Regulation S-K.

As we have removed the checkmark saying that securities are being registered pursuant to Rule 415, the representation required by Item 512(a) of Regulation S-K is no longer appropriate. Accordingly, we have not included this representation in the amendment.

Thank you in advance for your assistance in reviewing this response and the Post-effective Amendment No. 2 to Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang

Yuying Zhang